ColorPlus ® Technology Ryan Sullivan – Director of ColorPlus Business Tyler Hart – ColorPlus Engineering Manager Investor/Analyst USA Tour – 10 & 11 September 2012 Exhibit 99.4

AGENDA • Business Organization • R&D Update • Market Update – Job Pack Review – VMI Review – HardieLink ® – Product Expansion • Manufacturing – Challenges – Future State

Business Organization

• James Hardie has a
dedicated business
management team that is
responsible for setting strategy
for ColorPlus
®
Technology and
interfacing with other functions
within James Hardie.
• The ColorPlus
®
Technology
team consists of:
- Manufacturing
- Supply Chain
- Product Management
- R&D
- Future State Engineering
- Channel Interface
- Finance
ORGANIZATIONAL STRUCTURE
Manufacturing
Sales
Product
Management
Marketing
ColorPlus®
Technology
Team
Segment
Management
Product R&D
Channel
Management

ColorPlus ® Technology R&D

JH Color R&D Product Leadership Product Design Product Performance COLORPLUS ® TECHNOLOGY R&D

Analytical Application Pilot-Line Product Testing FC Material Science Sealers Primers Top-Coats Specialist/ Dedicated Resources Industry Consultants R&D CAPABILITIES

James Hardie

Accelerated Testing
Labs
Coating Pilot Line
Labs

• Research Center – Chicago
– 65,000sf R&D facility: operational
from Q3 FY13
• Equipment Capabilities
– State of the art analytical equipment, testing &
application pilot-line; industry leading R&D
investment
• Resources
– 10 scientists/engineers dedicated towards
ColorPlus Technology R&D: paint specialists,
polymer scientist, application engineers
R&D CAPABILITIES

James Hardie

ColorPlus
Technology
wood
homeowners
paint
warranty
maintenance
weather
design
finish
textures
limited
year
resist

Before
Weathering
After
Weathering
JH C+
Vinyl Field Paint
R&D CAPABILITIES
Current Focus
Ramp-up Internal Capabilities
Future Focus
Autonomous Color Expertise
Areas of Focus
Areas of Focus
Facilities ramp-up
Resources
Science behind paint
Competitor bench-marking
Internal color expertise
Color R&D/Innovation to propel
JH’s growth
Science behind
paint/performance based
design

James Hardie

Bad
Color Change (DE)
ColorPlus®Product
Competitor
0
500
1000
1500
2000
2500
3000
3500
Acclerated Weathering Exposure(Hrs)

ColorPlus® Technology
Engineered Wood Composite
Prefinished Competitor Fiber Cement

ColorPlus® Technology
Field-Applied

Better Paint Adhesion than Field Paints and
Prefinished Competitor Fiber Cement
Paint Adhesion – Freezing Wet
Conditions (Effect of Tape Pull Test)
Better Paint Application when
Compared to Field Applied Paint
0.0 1.0 0.5 0.7
Better Fade Resistance than Field Paint & Competitors
ColorPlus
Technology
Visually
Noticeable
Field Paints/
Competitors
ColorPlus
®
Technology
Car Refinish
Standard
Acceptable at Most
Paint Stores &
Prefinishers
Zero
Difference
Visually Different
Better Color Consistency than
Field Paints & Prefinishers
COLORPLUS® TECHNOLOGY PERFORMANCE
ColorPlus
®
Technology vs.
Field  Applied
Paints &
Competitor Siding
dE

ColorPlus ® Technology Market

MARKET CONFIGURATION PROGRESS
Last year we said we would deliver on four key programs:
•
Open additional Job Pack markets
•
Vendor Managed Inventory (VMI) network expansion
• Channel Interface launch – HardieLink
®
• Manufacturing capability enhancements for ColorPlus
®
Technology
We have made significant progress on all of these programs and more.

B. C.
ALBERTA
SASKATCHEWAN
C A N A D A
QUÉBEC
ONTARIO
Lake Superior
Montréal
Ottawa
Toronto
Seattle
WASH.
North Rockies
MONT.
OREGON
Oregon
IDAHO
Boise
WYOMING
N. DAK.
MINNESOTA
Minneapolis
SOUTH DAKOTA
WIS.
Detriot
MICHIGAN
NEW YORK
VT.
ME.
New England
Milwaukee
NEBR.
Omaha
IOWA
Chicago
Pittsburgh
Philadelphia
PA.
Washington, D.C.
NEVADA
Nor California
So Rockies
UTAH
U N I T E D S T A T E S
Denver
OHIO
Ohio
INDIANA
Indianapolis
ILL.
W. VA.
Virginia
VA.
CALIFORNIA
COLORADO
KANS.
Kansas City
St Louis
MO.
KY.
Kentucky
Atla
Oc
So California
Los Angeles
San Diego
ARIZONA
Desert
Phoenix
NEW MEXICO
South Plains
OKLAHOMA
ARKANSAS
MISS.
Tennessee
NORTH CAROLINA
Carolina's
GA.
North Georgia
S.C.
North Texas
Dallas
Mid South
ALABAMA
North FL/South GA
T E X A S
LOUISIANA
SONORA
San Antonio
South Texas
Houston
South Florida
FLORIDA
MEXICO
CHIHUAHUA
COAHUILA
Gulf of Mexico
SINALOA
DURANGO
Monterrey
Nassau
THE BAHAMAS

Job Pack Markets Non-Job Pack Markets JOB PACK MARKETS CY2011

Seattle
North Rockies
Oregon
Boise
Minneapolis
Detriot
Milwaukee
Chicago
Toronto
Montréal
Ottawa
New England
New York
Philadelphia
Pittsburgh
Omaha
Nor California
So Rockies
Denver
Kansas City
Ohio
DC/Baltimore
Indianapolis
St Louis
Kentucky
Virginia
So California
South Plains
Tennessee
Carolina's
San Diego
Desert
Phoenix
North Texas
Dallas
Mid South
North Georgia
North FL/South GA
San Antonio
Houston
South Texas
South Florida
Nassau
Gulf of Mexico
Lake Superior
Lake Huron
CANADA
UNITED STATES
MEXICO
THE BAHAMAS
B. C.
ALBERTA
SASKATCHEWAN
MAN.
ONTARIO
QUEBEC
WASHINGTON
MONT.
N. DAK.
MINNESOTA
OREGON
IDAHO
WYOMING
S. DAK.
WIS.
MICHIGAN
NEW YORK
PA.
MAINE
NEVADA
UTAH
NEBR.
IOWA
OHIO
INDIANA
ILL.
W. VA.
KY.
CALIFORNIA
COLO.
KANS.
MO.
NORTH CAROLINA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TENN.
ALABAMA
S.C.
GA.
TEXAS
MISS.
LOUISIANA
FLA.
SONORA
CHIHUAHUA
COAHUILA
SINALOA
DURANGO
Monterrey

Job Pack Markets JOB PACK MARKETS CY2012

James Hardie

Unique Customers Ordering Job Packs
July 2011
August 2011
September 2011
October 2011
November 2011
December 2011
January 2012
February 2012
March 2012
April 2012
May 2012
June 2012
July 2012
FY12 Q3
FY12 Q4
FY13 Q1
FY13 Q2

Job Pack Volume as a Percent of Total C+ Sales
July 2011
August 2011
September 2011
October 2011
November 2011
December 2011
January 2012
February 2012
March 2012
April 2012
May 2012
June 2012
July 2012
FY12 Q3
FY12 Q4
FY13 Q1
FY13 Q2

Color+ SKU's Sold – Mid-South Region
FY11 Q3
FY11 Q4
FY12 Q1
FY12 Q2
FY12 Q3
FY12 Q4
FY13 Q1

Percent of Fill-In Orders
July 2011
August 2011
September 2011
October 2011
November 2011
December 2011
January 2012
February 2012
March 2012
April 2012
May 2012
June 2012
July 2012
FY12 Q3
FY12 Q4
FY13 Q1
FY13 Q2

JOB PACK PERFORMANCE Job Packs continue to grow significantly.

James Hardie

Canada
Washington
Montana
North Dakota
Minnesota
Oregon
Idaho
South Dakota
Wisconsin
Maine
Vermont
New Hampshire
Massachusetts
Wyoming
Michigan
New York
Connecticut
Rhode Island
Nevada
Utah
Nebraska
Iowa
Pennsylvania
New Jersey
Illinois
Indiana
Ohio
Delaware
Maryland
California
Colorado
Kansas
Missouri
West Virginia
Virginia
Kentucky
U. S. A.
North Carolina
Tennessee
Oklahoma
Arizona
New Mexico
Arkansas
South Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Florida
Russia
Alaska
Canada
Hawaii
Mexico
The Bahamas

VMI – Color VMI – Cem only JHBP Plants VMIs – CY2011

James Hardie

Canada
Montana
North Dakota
Minnesota
Maine
Oregon
Idaho
South Dakota
Wyoming
Michigan
New Hampshire
Massachusetts
Rhode Island
Nevada
Nebraska
New Jersey
Delaware
Maryland
California
Utah
Colorado
Kansas
Missouri
Indiana
North Carolina
U. S. A.
Oklahoma
Arkansas
Arizona
New Mexico
South Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Russia
Alaska
Canada
Hawaii
Mexico
The Bahamas

VMI – Color VMI – Cem only JHBP Plants VMIs CY2012

James Hardie

ome to HardieLink!
k info or the buttons to navigate to the particular ar
Create Order
My Orders
My Pricing
JH Education
Resources
My Customer Service
My Sales Representative:
Michael Stoudt
JH Account Rep I
Mike.Stoudt@Jameshardie.com
Tel: 863/647-9349
South Florida
James Hardie Technical Services Installation:
James Hardie Building Products
info@jameshardie.com
Tel: 800-942-7343
26300 La Alameda
Mission Viejo, CA 92691
James Hardie Customer Service:
James Hardie Building Products
customer.service@jameshardie.com
News & Anno
d HardieSoffit® Colors
- Calendar 2011

CHANNEL INTERFACE –
HARDIELINK®
• Create Quotes
• Generate Proposals
• Submit Orders
• View/Print Price
Pages (w/Markup)
• Download Pricing
• Hardie News
• Industry News
• Order Status
• Shipping Status
• Material Status
• Sales Representative
• Install Representative
• Customer Service
• Technical Service
• Access Training
Modules
• Access Marketing
Library
Central customer communication hub

James Hardie

HardieLink Orders
Number of Orders
Percent of Orders via HardieLink
Retail
Non-EDI D+D
Non-EDI D+
Multi-Family
EDI D+D
EDI D+
Dealer JPKs
Dealer FTL
Percentage of Total Orders
WE 1/6
WE 1/20
WE 2/3
WE 2/17
WE 3/2
WE 3/16
WE 3/30
WE 4/13
WE 4/27
WE 5/11
WE 5/25
WE 6/8
WE 6/22
WE 7/6
WE 7/20
WE 8/3
WE 8/17

HardieLink Users
HardieLink Users
800
700
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
Internal
External

29% Of Orders 350+ Order Entry Locations 800+ HardieLink Users HARDIELINK® ADOPTION

James Hardie

Curved Colonial -
New Woodgrain
Curved Colonial -
Smooth
Crown Beaded -
Smooth
Ogee Edge -
Smooth

EXPANDED PRODUCTS FOR FULL WRAP Continue to expand products with ColorPlus ® Technology to drive the full wrap in all segments: • • • Artisan ® Shaped Trim Differentiated Planks

ColorPlus ® Technology Manufacturing

Manufacturing Challenges with ColorPlus ® Technology: • • Future State Manufacturing: • • COLORPLUS ® TECHNOLOGY MANUFACTURING Product Scope Service Offering Pulaski Job Pack Stacker Multi Line Plants

James Hardie

SKU Offering
SKU's

Volume per Substrate
SKU's

Product Scope • Increased Color Offering • Increased Substrate Offering • Sales moving toward tail end products MANUFACTURING CHALLENGES YEARS SUBSTRATES

Service Offering – Job Packs
What is a Job Pack:
• Order products with ColorPlus
®
technology to the piece
• Job Packs are sold to Channel Partners and cross docked to end-user
Why do we do it:
• Shorter Lead time: Previously a Made To Order (MTO) product would take four weeks for a delivery.
• Allows customers access to our full range of products without penalties
• Less Cost: Added costs are put into the product when it is stacked down or has additional stops in the channel
• JHBP can do this on line with greater efficiency:
• End result is higher customer satisfaction and less waste
MANUFACTURING CHALLENGES
These 5 pallets reflect an order for a house based on
fulls, mids, and minis. Fixed pallet quantities resulted in
excess material on job sites and delivery time of up to
four weeks.
This shows same order based on the new job
pack program with minimal waste and delivery
time under two weeks.

James Hardie

Full Pallet 1
Small Plank Color 1
Small Soffit
Small Trim 1

Service Offering – Job Packs
• Higher Material Cost
• Lower Labor Efficiency
• Lower Line Efficiency
Original Business Model
•
•
•
Current Business Model
•
•
•
MANUFACTURING CHALLENGES
Minimum Labor Touches
1 product - 1 pallet
2000sqft
Multiple Labor Touches
3 product - 3 pallets
2000sqft

The situation in ColorPlus
manufacturing has changed:
1.
•
•
•
Simulation
Pulaski Job Pack stacker:
•
•
FUTURE STATE COLORPLUS ® TECHNOLOGY
On line packaging
Line rate improvement
Higher operational cost – Job
Packs:
Efficiency
Materials
Labor

The situation in ColorPlus manufacturing has changed:
2.
•
Two Line Model
Made To Inventory (MTI/CORE) Line – high capacity
•
•
•
Made To Order (MTO) Line – lower capacity
•
•
•
FUTURE STATE COLORPLUS ® TECHNOLOGY
Labor utilization on par with MTI Line
Very good at lower volume products
Highly flexible to color cycle and substrate demand
Highly efficient on material yields
Highly efficient on product mix
Long runs on single products and single colors
Line rates don’t match mix and/or complexity
Performance and engineering gaps:

James Hardie

Truck Delay-Network
Minutes Delay/truck
100
80
60
40
20
0
7/1/2011 -...
7/15/2011 -...
7/29/2011 -...
8/12/2011 -...
8/26/2011 -...
9/9/2011 -...
9/23/2011 -...
10/7/2011 -...
10/21/2011 -...
11/4/2011 -...
11/18/2011 -...
12/2/2011 -...
12/16/2011 -...
12/30/2011 -...

Trucks Over 60 Minutes-Network
Trucks over 60 minutes
900
800
700
600
500
400
300
200
100
0
7/1/2011 -...
7/15/2011 -...
7/29/2011 -...
8/12/2011 -...
8/26/2011 -...
9/9/2011 -...
9/23/2011 -...
10/7/2011 -...
10/21/2011 -...
11/4/2011 -...
11/18/2011 -...
12/2/2011 -...
12/16/2011 -...
12/30/2011 -...

• Network overall is showing
sustained improvement
• Non-C+ Facilities are still
holding good times
• Implementing truck
validation in Plant City,
Tacoma and
Waxahachie plants
• C+ Facilities are continuing to
show progress with average
delay under 60 min for 13
weeks
• Investigating better visibility
for staging with APO
technology
PLANT PROCESS REDESIGN

Questions